MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.
125 West 55th Street
New York, NY 10019

August 25, 2016

VIA EDGAR

Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Macquarie Global Infrastructure Total Return Fund Inc.
(File No. 811-21765)

Dear Ms. Fettig:

On behalf of the Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”), I am responding to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on August 3, 2016 regarding its review of the Fund’s annual report to shareholders for the fiscal year ended November 30, 2015 (the “Annual Report”).

The substance of the Staff’s oral comments provided on August 3, 2016 is set forth in the numbered paragraphs below, accompanied by the Fund’s responses to each comment.

1.	Staff Comment: In reference to the N-SAR B filed on January 29, 2016, the internal controls report was missing the city and state of the Fund’s auditor.

Response: In future filings, the Fund will ensure that the city and state of the Fund’s auditor are included in the accountant’s report on internal control.

2.
Staff Comment: In future filings, the Notes to the Financial Statements should include disclosure that the financial statements have been prepared in accordance with the fund accounting and reporting requirements of investment companies (reference: ASC 946, ASU 2013-08).

Response: The current disclosure in the Notes to Financial Statements states: “The Fund is considered an investment company for financial reporting purposes under GAAP.” The Fund will enhance this disclosure in future filings to state: “The Fund is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board Accounting Standards Codification Topic 946.”

3.	Staff Comment: In future filings, in regard to Footnote 6, Leverage, if fair value option is elected, then the Fund should also apply fair value of liabilities (reference: FASB ASC 825-10-50).

Response: The Fund respectfully notes that it elects the fair value option and the loan referenced in Footnote 6, Leverage, is carried at value, as illustrated in the Statement of Assets and Liabilities. In future filings, the Fund will revise the disclosure in Footnote 6, Leverage, to indicate that the loan payable is carried at value and the Euro line is adjusted daily for foreign currency translation.

4.
Staff Comment: In regard to the Board Approval of Investment Advisory and Management Agreement detailed in the Additional Information section of the Fund’s Annual Report, to the extent possible the Fund should provide more specificity in disclosure around how the Board evaluated each factor related to the Board’s selection of the investment adviser. Please see Form N-2, Item 24, Instruction 6(f).

Response: In future filings, the Fund will include, to the extent possible and as appropriate, more specific disclosure on how the Board evaluated each factor in selecting the Fund’s investment adviser.

5.
Staff Comment: In regard to “Fund Proxy Voting Policies and Procedures” in the Additional Information section of the Fund’s Annual Report, the Fund should instruct shareholders that proxy voting records are available. Language from Form N-2, Item 24, Instruction 6(d) should be utilized.

Response: In future filings, the Fund will revise the disclosure in “Fund Proxy Voting Policies and Procedures” in the Additional Information section to state as follows: “The Fund’s policies and procedures used in determining how to vote proxies relating to portfolio securities, and information regarding how the Fund voted proxies relating to its portfolio securities during the most recent 12-month period ended June 30, are available without a charge, upon request, by contacting the Fund at 1-800-910-1434 and on the Commission’s web site at http://www.sec.gov.”

6.	Staff Comment: The Fund’s response in the Annual Report to Item 2(f) of Form N-CSR indicates that the code of ethics is attached but it is actually incorporated by reference.

Response: In future filings, the Fund will attach the code of ethics as an exhibit.

7.	Staff Comment: The Fund’s response in the Annual Report to Item 8(a)(1) of Form N-CSR does not indicate as of what date the information was provided.

Response: In future filings, the Fund will include the requested disclosure.

8.
Staff Comment: Condition 3(c) of the Fund’s application for exemption from Section 19(b) of the Investment Company Act of 1940 and Rule 19b-1 thereunder states that the Fund will post prominently a statement on its web site containing the information in each Notice, and will maintain such information for at least 24 months. Please direct the Staff to the appropriate link where the disclosures are maintained in your response.

Response: All section 19(a) Notices are posted on the Fund’s website www.macquarie.com/mgu for at least 24 months. On the home page of the Fund’s website there is a section on the right hand side called “Quick links” which leads directly to the Notices. The Notices can also be accessed from the home page of the Fund’s website by clicking on the “Investor Center” tab, then “Reports and SEC filings” and “Section 19a Notices”.

* * * * * * * * * *

In connection with this response to the Staff’s comments, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * * *

If you have any questions or need further clarification, please contact me at (212) 231-1831.

Yours,

/s/ Meredith L. Meyer
Meredith L. Meyer
Chief Financial Officer and Treasurer
Macquarie Global Infrastructure Total Return Fund Inc.

cc:	John Kim, Secretary and Chief Legal Officer of the Fund
William Fink, Chief Compliance Officer of the Fund
James Silk, Willkie Farr & Gallagher LLP
Stuart Coleman, Stroock & Stroock & Lavan LLP
Jill Kerschen, ALPS Fund Services, Inc.